Exhibit 12

British American Tobacco p.l.c.

26 October 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from Merrill Lynch International during the period from 19 October 2026 to 23 October 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	19 October 2026	20 October 2026	21 October 2026	22 October 2026	23 October 2026
Number of ordinary shares of 25 pence each purchased:	121,153	122,933	121,340	122,445	122,343
Highest price paid per share (pence):	4,467.00p	4,443.00p	4,426.00p	4,483.00p	4,489.00p
Lowest price paid per share (pence):	4,414.00p	4,388.00p	4,358.00p	4,409.00p	4,406.00p
Volume weighted average price paid per share (pence):	4,437.57p	4,418.79p	4,389.04p	4,456.90p	4,438.15p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,155,557,220 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/4801A_1-2026-10-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4801A_2-2026-10-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4801A_3-2026-10-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4801A_4-2026-10-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4801A_5-2026-10-26.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	19/10/2026	121,153	4,437.57p	LSE
British American Tobacco p.l.c.	GB0002875804	19/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	19/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	20/10/2026	122,933	4,418.79p	LSE
British American Tobacco p.l.c.	GB0002875804	20/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	20/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	21/10/2026	121,340	4,389.04p	LSE
British American Tobacco p.l.c.	GB0002875804	21/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	21/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	22/10/2026	122,445	4,456.90p	LSE
British American Tobacco p.l.c.	GB0002875804	22/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	22/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	23/10/2026	122,343	4,438.15p	LSE
British American Tobacco p.l.c.	GB0002875804	23/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	23/10/2026	0	0p	BATE